Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER RETAIL SALES CONTINUE TO RECOVER IN QUARTER ENDING DECEMBER 2020 WITH CHINA SALES GROWING YEAR-ON-YEAR

Whitley UK, January 11, 2021: Jaguar Land Rover marked the end of 2020 with a second successive quarter-on-quarter recovery in sales, despite the continuing impact of Covid-19.

Retail sales for the quarter ending 31 December 2020 were 128,469 vehicles, 13.1% higher than the 113,569 vehicles sold in the preceding quarter, but down 9.0% on the same period last year. China sales were particularly encouraging, up 20.2% on the prior quarter and 19.1% year-on-year. Retail sales in most other regions also continued to recover and were up significantly on the prior quarter in North America (+31.7%), Overseas (+26.6%) and Europe (+20.5%). However, sales in these regions have not yet recovered to pre-Covid levels with sales for the quarter lower than a year ago in North America (-17.2%), Overseas (-20.0%), Europe (-16.3%) and the UK (-8.9%).

The sales ramp-up of the new Land Rover Defender saw retails rising to 16,286 vehicles in the October to December quarter, up 66.0% on the preceding quarter with sales of the shorter wheelbase Defender 90 having started. For Jaguar, retail sales of the multi award-winning all-electric I-PACE were up 69.3% year-on-year with 7,807 sold in the quarter, as demand for electric vehicles continues to grow.

For the calendar year 2020, Jaguar Land Rover retail sales were 425,974, down 23.6% on 2019, reflecting the industry impact of Covid-19 particularly in the first half of the year when plants were shut down for more than two months. However, the company has since seen sales increase quarter-on-quarter by over 53% in the quarter ended 30 September, followed by the 13.1% increase in the most recent quarter.

In response to strengthening global demand, Jaguar Land Rover has continued to roll out its exciting new range of 21 Model Year vehicles, incorporating the very latest technologies. The company remains committed to its electrification strategy and has a growing portfolio of electrified Jaguar and Land Rover vehicles, embracing fully electric, plug-in hybrid (PHEV) and mild hybrid (MHEV) vehicles, as well as continuing to offer the latest diesel and petrol engines, giving its customers even more choice. Following the significant expansion over the year, electrified options now extend to 12 models across the Jaguar and Land Rover portfolios, with PHEV available on 8 vehicle lines and MHEV on 11, as well as the all-electric Jaguar I-PACE.

With sales of new electrified vehicles including the Land Rover Discovery Sport and the Range Rover Evoque PHEVs ramping up through the October to December quarter, a total of 53% of the company’s retail sales for the three-month period were electrified. This included 6.1% all-electric, 5.5% PHEV and 41.4% MHEV.

This brings the share of electrification to 43.3% of the company’s sales for 2020, with that figure poised for further growth in 2021 and beyond.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“2020 was a year of two halves and, although Covid-19 continues to significantly impact the global auto industry, we are delighted to end the year with a second consecutive quarter of sales recovery.

Our performance in China, the region least impacted by Covid-19 in the most recent quarter, has been particularly encouraging with our sales there growing on both a year-on-year and quarter-on-quarter basis. Other markets are also showing strong signs of recovery, despite second Covid waves across the globe. We are well-placed in keeping our retailers open for business with online sales solutions, even when their doors are closed through lockdowns. This is also evidenced by the Land Rover website being ranked #1 in the most recent J.D. Power Study. An online ordering system in many markets enables people to reserve their vehicle digitally from home. Combined with safe, sanitised click and collect delivery options, this gives Jaguar and Land Rover customers ultimate convenience and flexibility.

“At Land Rover, we have been delighted with the reception of the New Defender, which has just been announced as a European Car of the Year finalist. Land Rover’s most capable and durable model ever was also recently named Top Gear’s “Car of the Year” as well as winning the “Unstoppable Force” award. With 28 global accolades, we are gratified to see the vehicle recognised as worthy of the Defender name. In today’s changing environment we are particularly proud to now offer an electrified version of every Land Rover including various class-leading Plug-in Hybrids. Together with the completely renewed Discovery and Velar this will support sales in the challenging market environment.

“At Jaguar, the new F-PACE, E-PACE and XF, with significantly enhanced exteriors, beautifully crafted, fully connected interiors, and efficient new powertrains, have been very well received by customers and the media alike. 2021 is a very special year for Jaguar: the legendary Jaguar E-type celebrates its diamond anniversary. Its dramatic beauty, engaging performance, luxury, and ground-breaking innovation inspire us to this very day. Hence, we were pleased to announce the launch of the limited-edition Jaguar F-TYPE Heritage 60 Edition.”

Retail sales summary

ENDS

Notes to Editors

•	Jaguar Land Rover has a balanced sales portfolio with sales across five regions. In 2020 the split was: North America 25%, China 23%, UK 20%, Europe 19%, Overseas 13%
•	In 2020, the top three regions for Land Rover were North America, China and UK. For Jaguar, they were UK, China and Europe.
•	In 2020, the top three best-selling Land Rover vehicles were:
o	Range Rover Evoque, the premium compact SUV for the city and beyond
o	Range Rover Sport, the ultimate luxury performance SUV
o	Land Rover Discovery Sport, the ‘go anywhere’ premium compact SUV

•

Customer response to the new Defender, the most capable Land Rover ever, has been overwhelmingly positive. Sales reached almost 29,000 vehicles in 2020, following the ramp-up of deliveries from early summer.

•	The top three retailing Jaguar vehicles were:
o	Jaguar F-PACE performance SUV
o	The E-PACE, Jaguar’s first sporty compact crossover
o	Jaguar XE sports saloon
•

In addition to the all-electric Jaguar I-PACE, the company’s electrified line-up currently includes plug-in hybrid variants of the Range Rover, Range Rover Sport, Range Rover Evoque, Land Rover Discovery Sport, Land Rover Defender, Jaguar F-PACE, Jaguar E-PACE and Range Rover Velar. All models with  plug-in hybrids also have mild-hybrid derivatives, as well as the recently revealed new model year Jaguar XE, Jaguar XF and Land Rover Discovery.

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands. Land Rover is the world’s leading manufacturer of premium all-wheel-drive vehicles. Jaguar is one of the world’s premier luxury marques, as well as being the first ever brand to offer a premium all-electric performance SUV, the Jaguar I-PACE.

At Jaguar Land Rover we are driven by a desire to deliver class-leading vehicles, providing experiences people love, for life. Our products are in demand around the globe and in 2020 we sold 425,974 vehicles in 127 countries.

At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities, an Engine Manufacturing Centre and soon to be opened Battery Assembly Centre. We also have vehicle plants in China, Brazil, India, Austria and Slovakia. Three of our seven technology hubs are in the UK – Manchester, Warwick (NAIC) and London – with additional sites in Shannon, Ireland, Portland, USA, Budapest, Hungary and Changshu, China.

We have a growing portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild-hybrid vehicles, as well as continuing to offer the latest diesel and petrol engines, giving our customers even more choice.

We are confident that our comprehensive strategy, exciting pipeline of market-leading vehicles and innovative approach to technology and mobility will see us continue to progress towards Destination Zero, our mission to shape future mobility with zero emissions, zero accidents and zero congestion.

Jaguar Land Rover PR social channels:

Twitter: @JLR_News; LinkedIn: @JaguarLandRover

For more information visit www.media.jaguarlandrover.com or contact:

Joan Chesney, Corporate Affairs Manager,

E:  jchesney@jaguarlandrover.com  T: +44 (0)7467 448229

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

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